

November 5, 2013

Via E-mail
Katrin M. Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re:** **Seven Arts Entertainment Inc.**
> **Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2013**
> **File No. 001-34250**

Dear Ms. Hoffman:

We have reviewed your responses to the comments in our letter dated October 24, 2013 and have the following additional comments.

Proxy Card

1. We note your response to our prior comment 1. The proxy card states that the proxy "will be voted FOR Proposals Nos. 1, 2, 3, 4 and 5 if no specification is made." Please revise this sentence to state that you will vote for a frequency of one year on Proposal No. 5 if no specification is made. Refer to page 1.

2. We note that you have added the phrase "[a]ll shares not voted to require a frequency of one year for shareholder advisory votes" on the proxy card description of proposal 5. Please remove this sentence. In the alternative revise this sentence so that is clear to shareholders what you are saying.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Katrin M. Hoffman
Seven Arts Entertainment Inc.
November 5, 2013
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

Cc: Via E-mail
        Randolf W. Katz, Esq.
        Baker & Hostetler LLP